News Release

CIBC Receives TSX Approval for Normal Course Issuer Bid

TORONTO, December 22, 2003 — CIBC (NYSE: BCM, TSX: CM) announced today acceptance by the Toronto Stock Exchange of notice of CIBC’s intention to purchase, from time to time over the next 12 months, if considered advisable, up to an aggregate of 18,000,000 common shares, being approximately 5% of its common shares, on the TSX. Purchases may commence through the TSX on December 24, 2003 and will conclude on the earlier of the termination of the bid, the date on which purchases under the bid have been completed, or December 23, 2004. As of December 15, 2003 CIBC had 362,531,550 common shares issued and outstanding.

The Board of Directors of CIBC believes that the proposed purchases are in the best interests of CIBC and are a desirable use of corporate funds. All common shares purchased by CIBC will be cancelled.

Analyst inquiries should be directed to Kathryn A. Humber, Senior Vice-President of Investor Relations, at 416-980-3341. Media inquiries should be directed to Robert Waite, Senior Vice-President, Communications and Public Affairs 416-956-3330.